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Attention:	Jeffrey P. Riedler
Sebastian Gomez Abero
Suzanne Hayes
Ibolya Ignat
Mary Mast

Re:	Novacea, Inc.
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-153844

Dear Mr. Riedler:

On behalf of Novacea, Inc. (the “Company” or “Novacea”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2008, and was amended by Amendment No. 1 (“Amendment No. 1”) on November 13, 2008. For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, all of which have been marked to show changes from Amendment No. 1.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on November 19, 2008 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Background to the Merger, page 53

1.      We note your response to comment 25. Given that the terms of potential transactions were discussed with Companies A, B and C, it appears that the identities of the companies is material information and is required to be disclosed.

Response: In response to the Staff’s comment, we respectfully advise the Staff that during the evaluation process conducted by the Novacea board of directors and management, Novacea received only preliminary indications of interest from Companies A, B and C. These preliminary indications of interest included very high-level, incomplete terms of a proposed transaction. Following the meeting on July 31, 2008 with the Novacea board of directors and management at which the board of directors and management evaluated Transcept and Companies A, B and C, the Novacea board of directors indicated its support for pursuing a transaction with Transcept and the terms of the preliminary indications of

December 2, 2008

interest received by Companies A, B and C were never negotiated by Novacea management. In addition, Novacea would have required Companies A, B and C to complete a final due diligence review process and would have needed to conduct a legal due diligence process with regard to these three companies prior to being in a position to fully evaluate and enter into a definitive agreement with respect to a transaction. We have revised the disclosure on page 63 of Amendment No. 2 to clarify these facts.

We respectfully advise the Staff that the Company believes, for the reasons set forth above, that the identities of Companies A, B or C are not material to the stockholders approving the Novacea merger with Transcept, and has therefore not disclosed the identifies of Companies A, B or C in the Registration Statement.

Opinion of the Novacea Financial Advisor, page 69

Discounted Cash Flow Analysis, page 76

2.      We note your response to comment 43. Please revise your disclosure to specifically state that Cowen has not had a material relationship with, nor received fees from, Novacea during the last two years.

Response: In response to the Staff’s comment, we have revised the disclosure on page 77 of Amendment No. 2 to state that Cowen and Company, LLC (“Cowen”) has not had a material relationship with, nor received fees from, Novacea during the two years preceding the date of the Registration Statement except as otherwise disclosed in the Registration Statement.

Financial Forecast Assumptions, page 77

3.      We note your response to our prior comment 37 and the related revisions on page 77. Please expand your disclosure to provide the pro forma statements of operations, balance sheets and statements of cash flows that were included in the Transcept Forecasts provided to Cowen.

Response: In response to the Staff’s comment, Transcept Pharmaceuticals, Inc. (“Transcept”) supplementally advises the Commission that the financial forecasts provided to Cowen consisted of detailed operating budgets originally prepared for internal financial and budgeting purposes. As noted below, these reports, which comprise nearly 100 pages, contain numerous line-item business and operating assumptions relating, among other factors, to research and development initiatives, strategic marketing plans for Intermezzo®, clinical trials, and staffing. All of these assumptions are subject to change and, in fact, many are likely to change in light of substantial volatility in macroeconomic and industry trends since the time the financial forecasts were delivered to Cowen. Transcept further notes that these financial forecasts are confidential, not publicly available, and subject to a confidentiality agreement among the parties. Except as used in the context of the proposed transaction with Novacea, Transcept has maintained the confidentiality of the forecast information and in particular has not shared these financial forecasts with securities analysts who may issue reports on Transcept securities following the completion of the merger. Given the stage of its business and the inherent uncertainty surrounding any forecasts for a pre-commercial biopharmaceutical company, Transcept does not expect to provide revenue or earnings/loss guidance for the foreseeable future after the merger is completed.

Cowen has confirmed to Novacea that the internal financial analyses, financial forecasts, reports and other financial information concerning Transcept represented only one element among numerous sets of data and other factors considered by Cowen in its analyses. Cowen conducted five separate financial analyses to render its opinion as to the fairness, from a financial point of view, of the merger consideration to be issued by Novacea in connection with the merger. Cowen’s analyses included

December 2, 2008

valuations based on (i) comparison to selected comparable initial public offering transactions; (ii) precedent merger and acquisition transactions; (iii) comparison of the valuation of Transcept implied in the merger to the total market capitalization of Phase III/NDA stage companies similarly situated to Transcept; (iv) a discounted cash flow analysis; and (v) a comparison of forward multiples between Transcept and certain companies deemed comparable. Of these five analyses, the financial forecasts provided by Transcept were relevant only to two, namely the discounted cash flow and forward multiple comparisons. The Cowen fairness opinion speaks to fairness of the transaction after factoring in a range of values and valuation methodologies, which implicitly could accommodate adjusted assumptions, and the forecasts were not relevant to any but two of the valuation methodologies.

As indicated in greater detail below, Transcept is an early stage biopharmaceutical company with no history of recording revenue and no track-record from which to reliably project any future revenue. As a result, any Transcept forecasts and data are subject to substantial risks and numerous assumptions relating to regulatory approval and commercial launch of a single product. They differ substantially from financial forecasts that might be provided in connection with the acquisition of a mature, revenue-generating business, which would be based in large part on the historic record of that business and would accordingly receive a greater weighting as part of a financial analysis of the company being acquired.

Given the development stage, pre-revenue nature of the Transcept business, Transcept believes that this financial information may be misleading. Among other factors, these financial forecasts are now several months old and rely on numerous assumptions concerning facts and circumstances that existed at the time they were prepared. As is well known, macroeconomic conditions and the financial markets have experienced substantial changes in recent months, which, as discussed below, could materially affect certain of the assumptions made to prepare these forecasts.

More importantly, Transcept believes that the substantial risks and uncertainty associated with projecting future performance of a single pharmaceutical product that has not yet received regulatory approval make disclosure of the projections provided to Cowen earlier this year significantly less meaningful to a current Novacea investor and perhaps misleading. If the Staff’s objective for requiring the additional disclosure would be to assist Novacea stockholders in understanding Cowen’s analyses, Transcept believes that disclosure of the forecasts would likely place undue emphasis on their relevance to Cowen’s overall conclusions. The materials provided to Cowen clearly identified the numerous assumptions underlying these forecasts and the inherent risks associated with any projections. As noted above, the forecasts were relevant only for two of the five analyses that supported Cowen’s opinion. On the other hand, if the Staff’s objective is to require Novacea to provide additional disclosure concerning Transcept, the requested disclosure may be misleading as described below.

Transcept remains at the early stages of planning a commercialization strategy for Intermezzo® and is in the process of conducting a series of market research studies prior to committing to a specific path forward for a currently anticipated first half of 2010 launch, assuming regulatory approval in late 2009. The market research is designed to evaluate which physicians are most likely to prescribe Intermezzo®, the types of physicians that Transcept can most easily target with a focused sales force, the types of impediments Intermezzo® will face as it negotiates with managed care organizations (HMOs and PPOs), and the potential impact of various price scenarios on Intermezzo® prescription levels. The results of this research will likely provide important information that will guide Transcept decision-making with respect to product launch strategies and that would be expected to materially affect the original financial forecasts provided to Cowen. This market research will be on-going up to and through launch, and it will not be until shortly prior to launch that Transcept commits to a specific commercialization and launch strategy for Intermezzo®.

December 2, 2008

The Transcept financial forecasts considered by Cowen contemplated a single Intermezzo® launch scenario that is only one of many alternatives that Transcept is considering. The ultimate scenario may differ materially, depending on the results of the market research, macroeconomic factors, or other issues. Among the factors that could affect this decision-making are the following:

•

Transcept may obtain a primary care marketing alliance partner. Though Transcept has an active effort underway to secure a primary care marketing alliance partner, and currently believes it is in the best interest of stockholders that it launch Intermezzo® with the assistance of a primary care marketing alliance partner, the scenario considered by Cowen contemplates that Transcept launch Intermezzo® without such assistance. Should Transcept secure such an alliance partner prior to the launch of Intermezzo®, its launch strategy will change materially.

•

Transcept may change the size of, and time to build, its future sales team. In the financial forecasts prepared by Transcept and considered by Cowen, Transcept contemplated launching Intermezzo® with a certain number of sales representatives. Due to the economic environment, Transcept may, for example, consider phasing in the number of its sales representatives over time. Changes such as these in the plans of Transcept in the future, if adopted, could have the effect of lengthening the amount of time that cash from the merged company would last, but would simultaneously reduce forecasted revenue.

•

Transcept will need to decide the price of Intermezzo®. Specifically, Transcept is conducting pricing research to determine the optimum price at which Intermezzo® should be sold. The financial forecasts prepared by Transcept and considered by Cowen, contemplated Transcept pricing at parity to other marketed sleep aids. At launch, Transcept may decide to price Intermezzo® differently based on market conditions and the results of its pricing research.

•

Transcept must decide which physician group to target with its sales force. In the forecast that Transcept provided to Cowen, it contemplated its sales force targeting a certain mix of different types of physicians. Depending upon on-going physician research, as well as whether or not it launches Intermezzo® with a partner, Transcept will decide upon which mix of physicians to target. The ultimate mix may have a material effect on forecasted revenue.

•

Transcept may decide not to develop the product candidates considered by Cowen. The Transcept pipeline product development candidates remain at pre-IND stages of development, and are subject to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. In the financial forecasts prepared by Transcept and considered by Cowen, the early stage product development candidate that had been contemplated to be developed has since been terminated. Transcept is evaluating moving alternate product development candidates into development, but the timing of such a decision and the expenses associated with those decisions remains undetermined at this time.

For the reasons described above, Transcept believes that disclosure of the forecasts prepared by Transcept management and considered by Cowen would not be material to Novacea’s stockholders, and would likely be misleading, to such stockholders in valuing the respective securities of the combined entity and approving the merger.

December 2, 2008

Transcept Business, page 134

4.      We note your response to comment 53. Please describe the material terms of these agreements, including minimum purchase requirements and payment provisions.

Response: In response to the Staff’s comment, we have revised the disclosure regarding the material terms of the supply agreements described on pages 146 through 148 of Amendment No. 2 to expand the disclosure, including descriptions of minimum or exclusive purchase requirements, payment terms and forecasting.

With respect to further description of the terms of the supply agreements, such as pricing, or more detailed descriptions of the terms already generally discussed, we respectfully submit to the Staff that if the merger of Novacea and Transcept is consummated, the combined company will seek confidential treatment for such terms under Rule 24b-2 of the Securities Exchange Act of 1934, as amended, when the supply agreements are filed on a post-closing Current Report on Form 8-K. Such additional or more detailed terms constitute competitively sensitive “commercial or financial information” within the meaning of Exemption 4 under the Freedom of Information Act rules, and are held in confidence by Transcept and the other parties to the agreements. Disclosure of such information would harm the business of Transcept, the potential combined company and the other parties to such agreements by allowing actual and potential competitors to see competitively sensitive pricing and other commercial information and prejudicing the parties to such agreements in future negotiations with third parties. We respectfully submit that such information is not necessary for the protection of investors or the decision by the stockholders to approve the merger, as the combined company is expected to file detailed financial statements with the Securities and Exchange Commission, including information with respect to costs and expenses relating to commercial supplies, at the time the combined company expects to be engaged in commercial sales efforts in mid-2010 (assuming that the Transcept lead product candidate, Intermezzo®, is approved for commercial sales by the U.S. Food and Drug Administration in late 2009). Further, such information is not necessary for the protection of investors since Amendment No. 2 already describes the business of Transcept in sufficient detail to address the principal issues pertaining to such agreements that investors would find important given the stage of development of Transcept, including disclosures relating to the ability of Transcept to seek alternate suppliers and sublicense key technology, whether Transcept has minimum or exclusive purchase requirements with respect to a supplier, pricing and other terms being customary for pharmaceutical companies and whether a supplier acts as a sole source on a component of Intermezzo®. The additional terms and level of detail would, therefore, add little to an investor’s understanding of the Transcept business while presenting Transcept with serious jeopardy of its competitive position.

Unaudited Pro Forma Condensed Combined Financial Statements, page 209

5.      Please refer to your response to comment 61. Please present the effect of the reverse stock split on the pro forma EPS on the face of the pro forma financial statements and in other parts of the filing when the actual stock split ratio is determined, as appropriate.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has not yet determined the reverse stock split ratio or a range of split ratios. The Company will include the effect of the reverse stock split in the pro forma EPS in a subsequent pre-effective filing, when a split ratio has been determined.

December 2, 2008

Transcept Pharmaceuticals, Inc.

Unaudited Financial Statements, September 30, 2008, page F-23

6.      Please include statements of stockholders’ equity in your unaudited interim financial statements. The information may be presented in a note to the unaudited financial statements.

Response: In response to the Staff’s comment, we have included a statement of convertible preferred stock and stockholders’ equity in Note 3 to the Transcept unaudited interim financial statements on page F-81 of Amendment No. 2.

Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	John P. Walker, Novacea, Inc.
Edward C. Albini, Novacea, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Glenn A. Oclassen, Transcept Pharmaceuticals, Inc.
Thomas P. Soloway, Transcept Pharmaceuticals, Inc.
Michael J. O’Donnell, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert F. Kornegay, Wilson Sonsini Goodrich & Rosati, Professional Corporation